CAMPBELL STRATEGIC ALLOCATION FUND, L.P.
                          MONTHLY REPORT - August 2007
                                   -----------


                     STATEMENT OF CHANGES IN NET ASSET VALUE
                     ---------------------------------------

Net Asset Value (1,660,868.064 units) at July 31, 2007           $4,852,521,557
Additions of 2,436.566 units on August 31, 2007                       6,635,582
Redemptions of (40,318.564) units on August 31, 2007               (109,800,720)
Offering Costs                                                         (431,581)
Net Income (Loss) - August 2007                                    (329,000,553)
                                                                 --------------

Net Asset Value (1,622,986.066 units) at August 31, 2007         $4,419,924,285
                                                                 ==============

Net Asset Value per Unit at August 31, 2007                      $     2,723.33
                                                                 ==============


                           STATEMENT OF INCOME (LOSS)
                           --------------------------

Income:
  Gains (losses) on futures contracts:
    Realized                                                     $ (230,071,655)
    Change in unrealized                                            139,219,152
  Gains (losses) on forward and options on forward contracts:
    Realized                                                         (3,327,397)
    Change in unrealized                                           (226,516,776)
  Interest income                                                    19,044,777
                                                                 --------------

                                                                   (301,651,899)
                                                                 --------------

Expenses:
  Brokerage fee                                                      27,168,201
  Performance fee                                                             0
  Operating expenses                                                    180,453
                                                                 --------------

                                                                     27,348,654
                                                                 --------------

Net Income (Loss) - August 2007                                  $ (329,000,553)
                                                                 ==============

                                 FUND STATISTICS
                                 ---------------

Net Asset Value per Unit on August 31, 2007                      $   2,723.33

Net Asset Value per Unit on July 30, 2007                        $   2,921.68

Unit Value Monthly Gain (Loss) %                                        (6.79) %

Fund 2007 calendar YTD Gain (Loss) %                                   (12.97) %


To the best of my knowledge and belief, the information contained herein is accurate and complete.


                                       /s/ Theresa D. Becks
                                       -----------------------------------------
                                       Theresa D. Becks, Chief Executive Officer
                                       Campbell & Company, Inc.
                                       General Partner
                                       Campbell Strategic Allocation Fund, L.P.

                                       Prepared without audit

Dear Investor,

The highly unusual market conditions of late July continued almost unabated for the first half of August. The contagion effect throughout the financial system created a confidence and liquidity crisis that also affected Campbell's portfolios across the board.

Major stock, bond and currency markets globally experienced double digit losses from mid-July to mid-August. For Campbell, while broad exposures to general market risk factors were independently within normal ranges, the unique combination of relatively low market dispersion and low model diversity created inopportune conditions for Campbell's risk/return profile.

Foreign Exchange trading proved very difficult in August as our technical and macro models were both exposed to high yielding currencies that suffered market value declines of historical proportions in mid-August. Trading in Equity Indices was also difficult as volatility dominated global stock markets, with the S&P dropping over 8% from its intra-month high only to bounce off of its lows once the Fund's exposure was reduced. The more balanced Fixed Income exposure generated flat results with long- and short-end exposure netting.

Campbell's response to these well-documented and unprecedented market moves was to cut risk in two increments at the end of July as indicated in last month's report, and by a third increment in mid-August. We have already begun to slowly re-engage some of the final incremental reductions. In the short-term, further risk re-engagement will be dependent on overall market stabilization, in addition to model indicators reflecting positive expected return and contribution to our internal diversification index. In the medium-term, Campbell's research will focus on sensitizing individual models to conditions identified as adverse to the portfolio at large, which includes the development of risk indicators designed to measure factor risks and their correlations to one another - such as flight-to-quality and momentum. In addition, tolerance levels are being tested and new portfolio guidelines are being adopted. The lower risk posture may be maintained for the near term until market and model conditions warrant re-engagement to full leverage. Over the long-term, we will endeavor to expand model diversification by instrument, trading style and investment horizon as part of our ongoing research efforts.

Over 36 years of experience evidences Campbell's ability to evolve with changing market conditions. Our expectation is to emerge from this recent performance difficulty more robust in our process and discipline than ever before. We intend to gain substantial insight from this experience and are well positioned to find opportunity and profit from this environment.

Campbell invests along side of you in our sponsored funds, so we share your disappointment and pain in light of the Fund's recent performance. We look forward to the opportunities the markets are presenting, and hope the lessons learned from this experience will more than compensate for the pain you have endured. As always, please do not hesitate to contact me with any questions or concerns.

Sincerely,

Terri Becks
President & CEO